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             ADDENDUM TO INVESTMENT ADVISORY AGREEMENT



The following provision is added to Section 6, Compensation to IDS, of the Investment Advisory Agreement between IDS Life Insurance Company (IDS Life) and IDS/American Express, Inc. (IDS) [now known as IDS Financial Corporation] dated July 11, 1984. All other provisions of this Investment Advisory Agreement remain in full force and effect.

6.  Compensation to IDS.   In addition to the fee for services
provided under the Investment Advisory Agreement described above, IDS Life Investment Series, Inc. for IDS Life International Equity Fund shall pay IDS Life a fee for each calendar day of each year equal to the total of 1/365th (1/366th in each leap year) of 0.10% of the net assets of IDS Life International Equity Fund for a total of 0.35% of the net assets of IDS Life International Equity Fund. This additional 0.10% fee shall be paid on a monthly basis in cash by IDS Life to IDS within five (5) business days after the last day of each month.

IN WITNESS WHEREOF, the parties have executed this Addendum as of this 1st day of January, 1995.


                                     IDS LIFE INSURANCE COMPANY


Attest:/s/ Nancy Careaga           By:/s/ Richard W. Kling
           Nancy Careaga                  Richard W. Kling

Title:  Assistant Secretary          Title:     President


                                     AMERICAN EXPRESS FINANCIAL
                                     CORPORATION


Attest:/s/ Colleen Curran            By:/s/ William A. Stoltzmann
           Colleen Curran                   William A. Stoltzmann

Title:     Secretary                 Title:    Vice President